UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30123

Sciele Pharma, Inc.

(Exact name of registrant as specified in its charter)

Five Concourse Parkway, Suite 1800, Atlanta, Georgia, 30328 (770) 442-9707

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stock Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, Par Value $0.001 Per Share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:             0

Pursuant to the requirements of the Securities Exchange Act of 1934, Sciele Pharma, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 23, 2008	By:	/s/ Darrell Borne
		Name:	Darrell Borne
		Title:	EVP, Chief Financial Officer, Secretary and Treasurer